Underlying supplement No. 10 To prospectus dated October 10, 2006 and prospectus supplement dated November 13, 2006	Registration Statement No. 333-137902 dated October 10, 2006 Securities Act of 1933, Rule 424(b)(2)

Deutsche Bank AG

Securities Linked to an Index

Deutsche Bank AG may from time to time offer and sell certain securities (collectively, the “Securities”), as part of our Global Notes Program, Series A, linked to an index. This underlying supplement describes one of the potential indices to which the Securities may be linked, as well as related matter concerning the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of the index. Additional specific terms of any Securities that we offer, including any additions or changes to the terms specified in the product supplement relating to your Securities or the description of the index contained in this underlying supplement, will be described in a separate free writing prospectus, term sheet or pricing supplement, which we refer to as a “pricing supplement.” If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement or in the accompanying prospectus, prospectus supplement or product supplement, the terms described in the relevant pricing supplement will be controlling.

This underlying supplement describes only one index to which the Securities may be linked. We do not guarantee that we will offer Securities linked to the index described in this underlying supplement. In addition, we may in the future offer Securities linked to an index that is not described in this underlying supplement.

Issuer: Deutsche Bank AG, London Branch.

Underlying Index: the Russell 2000® Index.

Investing in the Securities involves a number of risks. See “Risk Factors” in the relevant product supplement and “Key Risks” in the relevant pricing supplement for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this underlying supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 28, 2007

ADDITIONAL INFORMATION ABOUT THE SECURITIES

You should read this underlying supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, relating to our Series A global notes, of which these Securities are a part, and any relevant product supplement and pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this underlying supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in the relevant product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

UNDERLYING SUPPLEMENT SUMMARY

This underlying supplement describes one of the potential indices to which the Securities may be linked and the relationship, if any, between Deutsche Bank AG and the sponsor or publisher of such index. If there is any inconsistency between the terms described in the relevant pricing supplement and those described in this underlying supplement, the terms described in the relevant pricing supplement will be controlling. Any relevant pricing supplement should also be read in connection with this underlying supplement, the relevant product supplement, if any, and the accompanying prospectus and prospectus supplement.

In this underlying supplement, when we refer to the “Securities,” we mean certain Securities that may be offered by Deutsche Bank AG from time to time linked to an index. Also, references to the “accompanying prospectus” and “prospectus supplement” mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank AG and the prospectus supplement, dated November 13, 2006, of Deutsche Bank AG, and references to “relevant product supplement” refer to the relevant product supplement that we may file from time to time relating to the particular category of your Securities. References to the “relevant pricing supplement” mean the pricing supplement and any free writing prospectus that describe the specific terms of your Securities.

Specific Terms Will Be Described in Relevant Pricing Supplements

The relevant product supplement describes some of the general terms that apply to each category of Securities and the general manner in which they may be offered. Deutsche Bank AG may also prepare one or more pricing supplements that describe particular issuances of Securities. The specific terms for your Securities will be described in the relevant pricing supplement, including any additions or changes to the terms specified in the relevant product supplement or the description of the index set forth in this underlying supplement. Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this underlying supplement, the relevant product supplement and the accompanying prospectus and prospectus supplement.

Licenses

Unless otherwise specified in the relevant pricing supplement, Deutsche Bank AG has contracted with the sponsor or publisher of the index to which your Securities may be linked for the rights to use such index and certain associated trademarks or service marks for such index. Deutsche Bank AG generally obtains these licenses either on an individual basis for a particular offering of Securities or for a term of years. Although Deutsche Bank AG anticipates that it will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

UNDERLYING INDEX

The Russell 2000® Index

We have derived all information contained in this underlying supplement regarding the Russell 2000® Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company (“Frank Russell”). The Russell 2000® Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. We make no representation or warranty as to the accuracy or completeness of such information.

General

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Index measures the composite price performance of stocks of 2,000 companies (the “Component Stocks”) domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on May 31 of a given year and Frank Russell must have access to documentation verifying the company’s eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indexes at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. The following securities are specifically excluded from the Russell 2000® Index: (i) stocks traded on U.S. exchanges but domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments.  As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Component Stocks. A company’s shares are adjusted to include only those shares available to the public. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell 2000® Index by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in Securities and Exchange Commission (the “Commission”) corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

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Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

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Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 2000® Index, partnerships, insurance companies not in the Russell 2000® Index, mutual funds, banks not in the Russell 2000® Index or venture capital funds;

•	Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange; and

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Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index.

Corporate Actions Affecting the Russell 2000® Index.  The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not an Russell 2000® Index adjustment is required.

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“No Replacement” Rule – Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

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Rule for Deletions – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange.

When acquisitions or mergers take place within the Russell 2000® Index, the stock’s capitalization moves to the acquiring stock, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (e.g., Russell 3000® or Russell 1000®), the shares for the acquiring stock were not adjusted until month end.

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Deleted Stocks – Effective on January 1, 2002, when deleting stocks from the Russell 2000® Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions: there may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

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Rule for Additions – The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

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Rule for Corporate Action-Driven Changes – Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day’s closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000® Index.  Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index.  Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The securities are not sponsored, endorsed, sold, or promoted by Frank Russell or any successor thereto or index owner, and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell’s only relationship to Deutsche Bank AG and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to Deutsche Bank AG and its affiliates or the securities. Frank Russell is not responsible for and has not reviewed the securities nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the securities.

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Frank Russell Company and have been licensed for use by Deutsche Bank AG and its affiliates.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the Russell 2000® Index; Alteration of Method of Calculation

If Frank Russell Company discontinues publication of the Russell 2000® Index, and Frank Russell Company or another entity publishes a successor or substitute index that the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Russell 2000® Index (such index being referred to herein as a “Russell successor index”), then any Russell 2000® Index closing level will be determined by reference to the level of such Russell successor index at the close of trading on the NYSE, the AMEX, the NASDAQ National Market or the relevant exchange or market for the Russell successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Russell successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If Frank Russell Company discontinues publication of the Russell 2000® Index prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Russell successor index and publication of such Russell successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date, then the calculation agent will determine the Russell 2000® Index closing level for such date. The Russell 2000® Index closing level will be computed by the calculation agent in accordance with the formula for and the method of calculating the Russell 2000® Index or Russell successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Russell 2000® Index or Russell successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index or Russell successor index, as applicable, on the relevant exchange may adversely affect the value of the securities.

If at any time the method of calculating the Russell 2000® Index or a Russell successor index, or the level thereof, is changed in a material respect, or if the Russell 2000® Index or a Russell successor index is in any other way modified so that the Russell 2000® Index or such

Russell successor index does not, in the opinion of the calculation agent, fairly represent the level of the Russell 2000® Index or such Russell successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Russell 2000® Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Russell 2000® Index or such Russell successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Russell 2000® Index closing level with reference to the Russell 2000® Index or such Russell successor index, as adjusted. Accordingly, if the method of calculating the Russell 2000® Index or a Russell successor index is modified so that the level of the Russell 2000® Index or such Russell successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Russell 2000® Index or such Russell successor index), then the calculation agent will adjust its calculation of the Russell 2000® Index or such Russell successor index in order to arrive at a level of the Russell 2000® Index or such Russell successor index as if there had been no such modification (e.g., as if such split had not occurred).

With respect to the Index, a “market disruption event” means:

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a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

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a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

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a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

•	a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

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a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Index shall be based on a comparison of:

•	the portion of the level of the disrupted Index attributable to that security, relative to

•	the overall level of the disrupted Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

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a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

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limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

•	a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of:

•	a price change exceeding limits set by such exchange or market;

•	an imbalance of orders relating to such contracts; or

•	a disparity in bid and ask quotes relating to such contracts will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index; and

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a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

“Relevant exchange” means the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.